                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                        Princeton National Bancorp, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   742282106
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                                 (CUSIP Number)


                               James V. Stepleton
                            Husch & Eppenberger, LLC
                        190 Corondelet Plaza, Suite 600
                            St. Louis, Missouri 63105
                                 (314) 480-1500
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 12, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 742282106               13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
James H. Wilson, M.D.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                7   SOLE VOTING POWER
  NUMBER OF
               188,800 shares of Common Stock
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               1,600
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
               188,800 shares of Common Stock
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               1,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,500 shares of Common Stock, consisting of 188,800 shares of Common Stock held directly, 100 shares of Common Stock held indirectly, and 1,600 shares held directly jointly with his wife or indirectly by his wife
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0% of the Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP NO. 742282106               13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Princeton Orthopedic Clinic, S.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF    100 shares of Common Stock, included within the shares
               owned by Dr. Wilson
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING    100 shares of Common Stock, included within the shares
               owned by Dr. Wilson
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock owned directly
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1% of the Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

No change.

ITEM 2. IDENTITY AND BACKGROUND

No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     No change

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) Dr. Wilson beneficially owns 6.0%, of the Issuer's Common Stock, or 190,500 shares of Common Stock, consisting of 188,800 shares of Common Stock held directly, 100 shares of Common Stock held indirectly through the Clinic, which he controls, and 1,600 shares held jointly with or held by his wife.

     The Clinic beneficially owns less than 0.1% of the Common Stock of the Issuer, or 100 shares of Common Stock held directly. Dr. Wilson's wife or Dr. Wilson and his wife jointly hold less than 0.1% of the Common Stock, or 1,600 shares held jointly or by his wife.

     As a group, Dr. Wilson, the Clinic, and Dr. Wilson's wife or Dr. Wilson and his wife jointly own 6.0% of the Issuer's Common Stock, or 190,500 shares.

     (b) Dr. Wilson beneficially owns the following number of shares of Common Stock with:

          Sole Voting Power: 188,800 shares of Common Stock
          Sole Dispositive Power: 188,800 shares of Common Stock Shared Voting Power: 1,600 shares of Common Stock Shared Dispositive Power: 1,600 shares of Common Stock

     The Clinic owns the following number of shares of Common Stock with:

          Sole Voting Power: 100 shares of Common Stock, which are included within the shares beneficially owned by Dr. Wilson.
          Sole Dispositive Power: 100 shares of Common Stock, which are included within the shares beneficially owned by Dr. Wilson.

     (c) During the sixty days preceding December 12, 2003, Dr. Wilson did not purchase any shares of Common Stock.

          On the following dates, Dr. Wilson sold the shares specified below for the indicated amounts per share:

    Date            No. of Shares Sold      Sale Price Per Share
  -------         ----------------------  ------------------------
 11/17/03                  2,500                  $  27.45
 11/26/03                 16,900                  $  27.65
  12/8/03                 10,000                  $  28.31
 12/12/03                 10,000                  $  28.75

          Dr. Wilson effected all sales for cash on the Nasdaq National Market.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit                      Description

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


     Date: December 15, 2003



     /s/James H. Wilson, M.D.
     -----------------------------------------------------
     James H. Wilson, M.D.



     PRINCETON ORTHOPEDIC CLINIC, S.C.



     By: /s/James H. Wilson, M.D.
         --------------------------------------------
         James H. Wilson, M.D.
         Title: Chief Executive Officer



                                       5